RedCloud Holdings plc

50 Liverpool Street

London, EC2M 7PY

United Kingdom

March 13, 2025

VIA EDGAR

Jenna Hough

Division of Corporation Finance

Office of Industrial Applications and Services
U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	RedCloud Holdings plc
Registration Statement on Form F-1, as amended
Filed November 06, 2024
File No. 333-283012

Dear Mr. Hough:

On March 13, 2025, RedCloud Holdings plc requested acceleration of the effective date of the above referenced Registration Statement so that it would become effective at 5:00 p.m. ET on Thursday, March 13, 2025 or as soon as thereafter practicable. We hereby withdraw our request for acceleration of effectiveness.

Very truly yours,

/s/ Justin Floyd
Justin Floyd
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP